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                             March 4, 2021

       Michael Lisman
       Chief Financial Officer
       TransDigm Group INC
       1301 East 9th Street
       Suite 3000
       Cleveland, OH 44114

                                                        Re: TransDigm Group INC
                                                            Form 10-K for
Fiscal Year Ended September 30, 2020
                                                            Filed November 12,
2020
                                                            File No. 001-32833

       Dear Mr. Lisman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2020

       Financial Statements
       Note 17 Segments, page F-33

   1. We note you have properties and operations in various geographic areas and countries.
                                                        We further note you
have not provided the entity-wide disclosures contemplated in ASC
                                                        280-10-50-41. Please
modify your segment disclosures in future filings to provide these additional disclosures
or otherwise please explain why you believe they are not required.
                                                         For additional
guidance, please also refer to ASC 280-10-55-20 through 55-25.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Lisman
TransDigm Group INC
March 4, 2021
Page 2

      You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact John Cash at (202)
551-3768 with any other questions.



FirstName LastNameMichael Lisman                           Sincerely,
Comapany NameTransDigm Group INC
                                                           Division of
Corporation Finance
March 4, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName